Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, TX 78746

April 20, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: H. Roger Schwall

Re:    Victory Energy Corporation
Registration Statement on Form S-1 (File No. 333-222885)

Dear Mr. Schwall,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Victory Energy Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, filed by the Company on February 5, 2018, as amended by Amendment No. 1 filed on February 8, 2018 and Amendment No. 2 filed on April 20, 2018 (the “Registration Statement”) and declare such Registration Statement effective at 3:00 p.m. (Eastern Daylight Time) on Tuesday, April 24, 2018, or as soon thereafter as practicable.

We acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Respectfully,

Victory Energy Corporation

By: /s/ Kenneth Hill
Name: Kenneth Hill
Title: Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.